Eco Wave Power Global AB (publ)

52 Derech Menachem Begin St.

Tel Aviv-Yafo, Israel 6713701

June 25, 2021

Via EDGAR

Anuja Majmudar

Loan Lauren Nguyen

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	Eco Wave Power Global AB (publ)

Amendment No. 1 to Registration Statement on Form F-1

Filed June 21, 2021

File No. 333-256515

Dear Madames:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of June 24, 2021, regarding the abovementioned amended registration statement. For your convenience, your original comments appear in bold text, followed by our response. On June 25, 2021, we publicly filed Amendment No. 3 to the above-captioned registration statement on Form F-1 (as amended, the “Registration Statement”). Page references in our responses are to the Registration Statement.

Form F-1/A filed June 21, 2021

Dilution, page 46

1. Please present dilution assuming the underwriters exercise their option to purchase additional American Depositary Shares in this offering.

Response: We have revised our disclosure on page 46 to present dilution assuming the underwriters exercise their option to purchase additional American Depository Shares in this offering.

Exhibits, page II-2

2. Please have your independent registered public accounting firm correct its consent filed as exhibit 23.1. The consent references the registration statement on Form F-1 of Eco Wave Power Global AB (publ), but it appears that it should reference the amendment on Form F-1/A.

Response: A revised consent of our independent registered public accounting firm corrected has been filed as exhibit 23.1 to the Registration Statement.

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979, of Sullivan & Worcester LLP.

Sincerely,

Eco Wave Power Global AB (publ)

By:	/s/ Inna Braverman
Chief Executive Officer

cc:	Robert Babula Gus Rodriguez